Exhibit 3.2
     Section 2.12 of the Second Amended and Restated Bylaws of Callidus Software Inc., effective as of October 18, 2010.
     Notwithstanding anything to the contrary, the requirements of stockholders in respect of director nominations pursuant to Section 2.10 and other business pursuant to Section 2.11 shall be deemed satisfied by a stockholder if such stockholder has submitted to the Corporation a nomination in compliance with Rule 14a-11 or a proposal in compliance with Rule 14a-8 under the Exchange Act of 1934, and such stockholder’s nomination or proposal, as the case may be, has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for the meeting of stockholders.